UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY, 2017

Commission File Number: 001-35404

EURASIAN MINERALS INC.
(Translation of registrant’s name into English)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F     [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits:

99.1	News Release Dated July 17, 2017

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURASIAN MINERALS INC.

(Registrant)

Date: July 17, 2017	By:	/s/ Kim Casswell

	Name:	Kim Casswell
	Title:	Corporate Secretary